

December 29, 2011

<u>Via E-Mail</u>
Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re:** **Premier Alliance Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 2, 2011**
> **File No. 333-178299**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the staff is concurrently conducting a financial review of the company's Form 10-K for the fiscal year ended December 31, 2010, and related filings. Please be advised that our comments on your Form 10-K and related filings will need to be resolved prior to the requested effectiveness date of your registration statement.

2. Disclosure in your registration statement appears to address only the merger consideration payable to GreenHouse stockholders in the aggregate. Please revise disclosure throughout the filing to describe the minimum consideration to be received by the GreenHouse stockholders on an individual basis. In this regard, present the minimum estimated number of Premier shares to be received by individual GreenHouse stockholders on a per-share, per-100-share, or similar basis, noting the significant assumptions upon which your estimates are based. To the extent the exact amounts of stock consideration may vary, disclose the methodology to be followed to determine

individual consideration, as well as the possible range of Premier shares that GreenHouse stockholders will receive on an individual basis. Consider providing examples based on recent estimates of the inputs into the formula for determining consideration (e.g., the number of Premier and GreenHouse shares outstanding, the estimated deductions from the merger consideration, etc.). You may wish to provide this detailed disclosure under the "Merger Consideration" heading on page 74 and cross-reference it in the forepart of your document.

Cover Page

3. You state on the cover page and elsewhere that "after the merger… GreenHouse stockholders will own, collectively, approximately 40% of the combined company," and that shares to be issued to certain GreenHouse affiliates, "representing approximately 30% of all of the shares being issued in the merger by Premier, will be escrowed and will be released upon the realization of certain revenue targets described elsewhere in this proxy statement/prospectus and the satisfaction of certain indemnification obligations." Please revise this disclosure and similar disclosure throughout the filing to address the following:

   • Clarify whether GreenHouse stockholders will own 40% of the combined company promptly upon consummation of the merger, or only once all of the escrowed shares are released from escrow, if ever.

   • Please also ensure that your disclosure of GreenHouse stockholders' expected ownership of the combined company reflects all deductions from the merger consideration, including that for the GreenHouse convertible debt held by Premier.

   • Further, disclose the estimated minimum number of shares of Premier stock that are expected to be issued as merger consideration promptly upon consummation of the merger, as well as the minimum number of shares that are expected to be escrowed for future release to GreenHouse insiders, if ever.

   • Specify where in the document the discussion of revenue targets for release of the escrowed merger consideration can be found.

The Merger

Opinion of Financial Advisor to GreenHouse

Compensation to Watts, page 65

4. Please disclose the amount of the fee paid by GreenHouse to Watts in connection with delivery of its fairness opinion. We note in this regard that you have disclosed on page

59 the amounts paid and payable to Burnham by Premier in connection with Burnham's fairness opinion.

Merger Consideration, page 74

5.   We note the following statement: "As part of the transaction, Premier will replace the outstanding GreenHouse options and warrants with Premier options and warrants adjusted for the merger." Please explain more clearly how GreenHouse options and warrants will be treated in the transaction, using illustrative examples that address the exercise price of, and the number of Premier shares that will be issuable pursuant to the exercise of, the Premier options and warrants to be issued in the merger. Please also expand your "Questions About the Merger" section in the forepart of your document to address briefly the treatment of outstanding GreenHouse options and warrants in the merger.

Item 22. Undertakings, page II-2

6.   Please explain why you have included the undertaking called for by Item 512(b) of Regulation S-K, as your filing does not appear to incorporate subsequent Exchange Act documents by reference.

Signatures, page II-4

7.   The filing is not signed by persons designated as Premier's principal executive officer, principal financial officer, or controller or principal accounting officer, or persons performing similar functions. Please revise to provide the signatures of these individuals, appropriately captioned, as called for by Instruction 1 to the Signatures section of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Stuart M. Sieger, Ruskin Moscou Faltischek, P.C.